UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K    ☑  Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended:    March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

EROS MEDIA WORLD PLC

Full Name of Registrant

3902-3903 Tower A, Business Central Tower,
Dubai Media City, Sheikh Zayed Road,
Dubai, U.A.E
Tel: +971 04 3902825

Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 22, 2022, Eros Media World Plc (formerly known as Eros STX Global Corporation) (the “Company”) completed the previously announced sale (the “Sale”) of its STX Entertainment subsidiary to an affiliate of The Najafi Companies (“Najafi”).

In connection with the Sale, the former STX and Hony Capital representatives resigned from the Company’s Board of Directors (the “Board”) and management team, effective as of the completion of the Sale. Furthermore, in connection with the anticipated changes to the business as well as the Board and management team in connection with the Sale, on December 24, 2021, the Audit Committee of the Board (the “Audit Committee”) engaged a new audit firm, TR Chadha & Co LLP (“TRC”), to conduct the audit of the Company’s financial statements for the fiscal year ended March 31, 2021 required for the Form 20-F for such fiscal year (the “2021 Form 20-F”). In order for TRC to replace the Company’s previous auditors, Ernst & Young LLP (“EY”), TRC was required to await formal Isle of Man Financial Services Authority (“FSA”) approval as a recognized auditor in the Isle of Man. The approval process took longer than initially anticipated and was not completed until April 29, 2022, when TRC received the formal FSA recognized auditor status. Prior to receipt of this approval, TRC was not able to undertake all required audit procedures absent the formal engagement. Since that time, the Company has worked diligently to complete the 2021 Form 20-F (including corresponding audit work and the previously disclosed accounting review by the Audit Committee, and the Company expects to file the 2021 Form 20-F later this month. While the Company has been preparing the financial statements for the fiscal year ended March 31, 2022 and the related Form 20-F in parallel, the work on the 2021 Form 20-F has, of necessity, taken precedence.

For the reasons described above, which the Company is trying to rectify by fully engaging with TRC. Therefore, the Company is unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2022 within the prescribed time period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rajesh Chalke	+971 04 3902825
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☑

The periodic reports that were not filed in the previous 12 months:

a.	SEC Form 20-F for Full-year Fiscal period ended 3-31-2021
b.	SEC Form 6-K for Six-month Fiscal period ended 9-30-2021

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EROS MEDIA WORLD PLC

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August [1], 2022	By:	/s/ Rajesh Chalke
Chief Financial Officer